EXHIBIT 99.1


                       CHILDREN'S BROADCASTING CORPORATION
                         ADOPTS SHAREHOLDER RIGHTS PLAN

         MINNEAPOLIS, MN., FEB. 19 -- The board of directors of Children's Broadcasting Corporation (CBC) (Nasdaq NMS: AAHS) has adopted a Shareholder Rights Plan designed to enable CBC and its board to develop and preserve long-term values for shareholders and to protect shareholders in the event an attempt is made to acquire control of CBC through certain coercive or unfair tactics or without an offer of fair value to all shareholders.

         The Plan provides for distribution of a common share purchase right to each shareholder of record of CBC's Common Stock on February 27, 1998. Under the Plan, these rights to purchase common shares will generally be exercisable a certain number of days after a person or group acquires or announces an intention to acquire 20% or more of CBC's Common Stock. Each right entitles the holder, after the rights become exercisable, to receive CBC Common Stock having a market value of two times the exercise price of the right or securities of the acquiring entity at one-half their market value at that time.

         CBC, the creator of "Aahs World Radio(SM)," a live, 24-hour satellite radio network and multi-media concept for today's kids and families, is the beneficial owner of 40.7% of the outstanding shares of Harmony Holdings, Inc. (Nasdaq NMS: HAHO), one of the largest television commercial production companies in the United States.